December 19, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (610)320-8449

Mark R. McCollom
Chief Financial Officer
Sovereign Bancorp, Inc.
1500 Market Street
Philadelphia, Pennsylvania 19102

Re: Sovereign Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 001-16581

Dear Mr. McCollom:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              Donald A. Walker
                              Senior Assistant Chief Accountant